Exhibit 99.1
Explanatory Note

This Form 6-K/A amends “Announcement on Cancellation of Shares” furnished on Form 6-K by Shinhan Financial Group (hereafter “SFG”) on 25 October, 2023.

The amendment is to correct ‘1. Class and Number of Shares to be Cancelled’, ‘4. Estimated Amount to be Cancelled’, ‘5. Scheduled Period of Acquisition of Treasury Shares for Cancellation’ and ‘7. Scheduled Date of Cancellation’ as SFG completed its share repurchase program on 27 December, 2023. All other information in the announcement dated 25 October, 2023 remain unchanged.

1. Class and Number of Shares to be Cancelled	Common shares	2,744,718
4. Estimated Amount to be Cancelled		KRW 100,000,038,800
5. Scheduled Period of Acquisition of Treasury Shares for Cancellation	From To	October 26, 2023 December 27, 2023
7. Scheduled Date of Cancellation	December 27, 2023

*The above ‘5. Schedule period of acquisition of treasury share for cancellation’ is ended on December 27, 2023 (based on the settlement date of the last trading)